EXHIBIT D

SCION ASSET MANAGEMENT, LLC

August 19, 2019

The Board of Directors
Tailored Brands, Inc.
6380 Rogerdale Road
Houston, TX 77072

To the Board of Directors:

Scion Asset Management and its affiliates (“Scion”) are shareholders of Tailored Brands, Inc. (“Tailored”). Scion currently owns approximately 2,375,000 shares, or about 4.7%, of the 50,519,133 common shares outstanding per Bloomberg.

Thank you for the information on the sale of Corporate Apparel for $62 million in total consideration, and we appreciate the improved guidance for the quarter.  We hope the negotiations with a buyout group led by Tailored’s own executives were conducted at arm’s length, and that the price received is a true representation of the value of that $235.4 million sales division.  Any information you can share regarding the financing of the transaction would be helpful to shareholders.

We stand by our letter of August 1, 2019.  Given the quarter-century lows in the common stock, we believe the best use of funds from the sale, in good part or in full, is for a share repurchase.

We reiterate that share buybacks are the most efficient manner in which to reward long-term shareholders when the share price is heavily discounted.  The stock currently trades at an earnings yield greater than 20% and at a free cash flow yield much greater than that.  A $50 million share buyback at the current 1994 vintage stock prices could retire about 20% of the outstanding shares.

We acknowledge and appreciate the $425 million in debt Tailored has paid down over the last two years out of free cash flow alone.  However, the terrible long-term performance of the stock is largely a consequence of poor capital allocation, and those mistakes must not be made again.

If Tailored feels that it absolutely must use funds from the sale of Corporate Apparel to pay down debt, then we wonder why Tailored continues to pay over $36 million a year toward the dividend.

We recommend the Board of Directors prioritize a substantial buyback along with continued aggressive debt reduction.  If necessary, the dividend should be eliminated or reduced in order to facilitate these more urgent and timely allocations of capital.

Sincerely,

Dr. Michael J. Burry

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